Exemption No. 82-2640

COPY

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 DEC 30 AM 8:30

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 19, 2002

DELIVERED

02060865

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Glencairn Gold Corporation ("Glencairn")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 108,000 senior officer and employee stock options exercisable at $0.52 per share until December 16, 2007 (the "Options"). The Options are non-transferable. The Options are being traded to one officer and one employee pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on May 7, 1990 and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   108,000 Senior Officer and Employee stock options to purchase common shares at $0.52 per share until December 16, 2007.

3. Date of Trade

   December 16, 2002.

dw 1/8

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Gerald Gauthier	90,000	Dec. 16, 2007
Deanna Lawrence-Grillo	18,000	Dec. 16, 2007
c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6		
Total	**108,000**	

5. Other Details:

Included with this correspondence is our client's cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Gold Corporation

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F:\WPDOC\STOCKOPT\GRANT\GEL\Dec2002gso.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-2640
COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

December 19, 2002

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Glencairn Gold Corporation ("Glencairn")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 108,000 senior officer and employee stock options exercisable at $0.52 per share until December 16, 2007 (the "Options"). The Options are non-transferable. The Options are being traded to one officer and one employee pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on May 7, 1990 and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   108,000 Senior Officer and Employee stock options to purchase common shares at $0.52 per share until December 16, 2007.

3. Date of Trade

   December 16, 2002.

4\.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Gerald Gauthier	90,000	Dec. 16, 2007
Deanna Lawrence-Grillo c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6	18,000	Dec. 16, 2007
Total	**108,000**	

5\. Other Details:

Included with this correspondence is our client's cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Gold Corporation

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